Exhibit 99.1

EVAXION BIOTECH A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

	(USD in thousands, except per share amounts)
Operating expenses:
Research and development	$4,417	$2,966	$13,429	$8,046
General and administrative	1,495	1,719	4,684	3,872
Total operating expenses	5,912	4,685	18,113	11,918
Operating loss	(5,912)	(4,685)	(18,113)	(11,918)
Finance income	288	100	1,293	122
Finance expenses	(51)	(3)	(843)	(7)
Net loss before tax	(5,675)	(4,588)	(17,663)	(11,803)
Income tax benefit	425	578	1,501	1,054
Net loss for the period	$(5,250)	$(4,010)	$(16,162)	$(10,749)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(5,250)	$(4,010)	$(16,162)	$(10,749)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(32)	4	(60)	(6)
Tax on other comprehensive income	4	—	4	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency	(482)	84	(766)	13
Other comprehensive loss for the period, net of tax	$(510)	$88	$(822)	$7
Total comprehensive loss	$(5,760)	$(3,922)	$(16,984)	$(10,742)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S	$(5,760)	$(3,922)	$(16,984)	$(10,742)
Loss per share – basic and diluted	$(0.27)	$(0.26)	$(0.86)	$(0.71)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

		September 30,	December 31,
		2021	2020

	Note	(USD in thousands)
ASSETS
Non-current assets
Intangible assets		$95	$100
Deferred tax assets		133	262
Property and equipment	2	5,156	221
Government grants receivable		668	194
Tax receivables		1,553	—
Leasehold deposits		194	238
Total non-current assets		7,799	1,015
Current assets
Prepayments and other receivables		2,197	1,553
Deferred offering costs		457	1,729
Government grants receivable		386	418
Tax receivables		1,333	1,416
Cash and cash equivalents		11,944	5,834
Total current assets		16,317	10,950
TOTAL ASSETS		$24,116	$11,965
EQUITY AND LIABILITIES
Share capital	6	$3,132	$2,648
Other reserves		55,658	31,669
Accumulated deficit		(42,140)	(27,279)
Total equity		16,650	7,038
Non-current liabilities
Lease liabilities		2,287	—
Loan from lessor, non-current	7	1,100	—
Provisions		157	—
Total non-current liabilities		3,544	—
Current liabilities
Lease liabilities		319	20
Loan from lessor, current	7	159	—
Trade payables		538	2,646
Other payables		2,906	2,261
Total current liabilities		3,922	4,927
Total liabilities		7,466	4,927
TOTAL EQUITY AND LIABILITIES		$24,116	$11,965

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

				Other reserves
				Foreign
				currency
		Share	Share	translation	Accumulated	Total
	Note	capital	premium	reserve	Deficit	equity

	(USD in thousands)
Equity at December 31, 2020		$2,648	$31,443	$226	$(27,279)	$7,038
Net loss for the period		—	—	—	(4,093)	(4,093)
Other comprehensive income		—	—	(729)	—	(729)
Tax effects on other comprehensive income		—	—	(6)	—	(6)
Share-based compensation	5	—	—	—	294	294
Issuance of shares for cash		484	29,516	—	—	30,000
Transaction costs		—	(4,705)	—	—	(4,705)
Equity at March 31, 2021		$3,132	$56,254	$(509)	$(31,078)	$27,799
Net loss for the period		—	—	—	(6,819)	(6,819)
Other comprehensive income		—	—	417	—	417
Tax effects on other comprehensive income		—	—	6	—	6
Share-based compensation	5	—	—	—	426	426
Equity at June 30, 2021		$3,132	$56,254	$(86)	$(37,471)	$21,829
Net loss for the period		—	—	—	(5,250)	(5,250)
Other comprehensive income		—	—	(514)	—	(514)
Tax effects on other comprehensive income		—	—	4	—	4
Share-based compensation	5	—	—	—	581	581
Equity at September 30, 2021		$3,132	$56,254	$(596)	$(42,140)	$16,650

				Other reserves
				Foreign
				currency
		Share	Share	translation	Accumulated	Total
	Note	capital	premium	reserve	Deficit	equity

	(USD in thousands)
Equity at December 31, 2019		$2,481	$22,862	$(169)	$(15,812)	$9,362
Net loss for the period		—	—	—	(3,099)	(3,099)
Other comprehensive income		—	—	(180)	—	(180)
Share-based compensation	5	—	—	—	680	680
Equity at March 31, 2020		$2,481	$22,862	$(349)	$(18,231)	$6,763
Net loss for the period		—	—	—	(3,640)	(3,640)
Other comprehensive income		—	—	99	—	99
Share-based compensation	5	—	—	—	495	495
Equity at June 30, 2020		$2,481	$22,862	$(250)	$(21,376)	$3,717
Net loss for the period		—	—	—	(4,010)	(4,010)
Other comprehensive income		—	—	88	—	88
Share-based compensation		—	—	—	1,608	1,608
Issuance of shares for cash		122	6,504	—	—	6,626
Transaction costs	5	—	(144)	—	16	(128)
Equity at September 30, 2020		$2,603	$29,222	$(162)	$(23,762)	$7,901

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Nine Months Ended
	September 30,
	2021	2020

	(USD in thousands)
Operating activities:
Net loss for the period	$(16,162)	$(10,749)
Adjustments for non-cash items	(1,046)	1,814
Income taxes received	—	812
Interest received	—	1
Interest paid	(4)	(1)
Cash flow from operating activities before changes in working capital	(17,212)	(8,123)
Cash flow from changes in working capital:
Changes in net working capital	(606)	105
Net cash used in operating activities	(17,818)	(8,018)
Investing activities:
Investment in intangible assets	(60)	(35)
Purchase of property, plant and equipment	(1,124)	(76)
Receipt (payment) of non-current financial assets – leasehold deposits	31	(20)
Net cash used in investing activities	(1,153)	(131)
Financing activities:
Proceeds from issuance of shares and exercise of warrants	27,901	6,626
Transaction costs related to issuance of shares	(2,604)	(128)
Leasing installments	(145)	(55)
Net cash provided by financing activities	25,152	6,443
Net increase/ (decrease) in cash and cash equivalents	6,181	(1,706)
Cash and cash equivalents at January 1	5,834	9,559
Exchange rate adjustments on cash and cash equivalents	(71)	22
Cash and cash equivalents at September 30	$11,944	$7,875

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1. General Company Information

Evaxion Biotech A/S (the “Company” or “Evaxion”) is an artificial intelligence (“AI”)-immunology platform company that uses its proprietary AI technology, engineering expertise and drug development know-how to simulate the human immune system and generate predictive models to identify and develop immunotherapies for patients in the global market. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.

On February 5, 2021, the Company completed an initial public offering which resulted in the listing of American Depositary Shares, or ADSs, representing the Company's ordinary shares, under the symbol "EVAX" in the United States on The Nasdaq Capital Market.

The unaudited condensed consolidated interim financial statements of Evaxion Biotech and its subsidiary (collectively, the “Group”) for the three and nine months ended September 30, 2021 and 2020, were approved, and authorized for issuance, by the Audit Committee of the board of directors on November 9, 2021.

Liquidity

We anticipate incurring additional losses until such time, if ever, we can complete our research and development (“R&D”) activities and obtain an out-licensing partnership for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.

We expect to finance cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. On November 9, 2021, the Company completed a follow-on public offering through which it issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. See Note 8 below for additional information regarding the follow-on public offering.

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product candidates.

Note 2. Summary of Significant Accounting Policies

Basis of preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

ended December 31, 2020 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 2 of the audited financial statements as of and for the year ended December 31, 2020. As of January 1, 2021, the following accounting policy in respect of foreign currency translation is now relevant:

Intragroup receivables to foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future are treated as part of the net investment, and the gain or loss on foreign currency translation of such receivables is recognized in other comprehensive income and classified as part of the foreign currency translation reserve.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Right-of-use assets

The Company recognizes a right-of-use asset at the lease commencement date (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred, and restoration costs.

Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the right-of-use asset using the straight-line method. In addition, right-of-use assets are reduced by impairment losses, if any, and adjusted for certain remeasurements.

The Company’s right-of-use assets are presented within property and equipment.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Assets	Useful life
Properties	Shorter of lease term and useful life of the asset
Leasehold improvements	11 years
Other equipment	5 – 10 years

Leasehold improvements and Loan from lessor

Our lease contract comprises funding for the customization of the premises to our specific needs. The payment is determined based on the actual costs incurred for the customization, a repayment period of 8 years and an interest rate of 6% per annum.

We have assessed whether this is a lease component, or a leasehold improvement funded by the lessor. We have considered the following factors:

1.	Which party designed the customization
2.	Which party had the right to direct changes to the work
3.	Who is taking on the economic risk of the cost price of the work

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

A third party has designed the project according to our instructions, and we had the right to direct changes to the work during the construction period. Further, we have the full economic risk of the work due to 1:1 linkage between construction costs and payments to the lessor. Consequently, we have assessed that the customization is a leasehold improvement funded by the lessor and accordingly presented a leasehold improvement and a corresponding liability for the loan from the lessor.

Reclassifications of prior period presentation

Certain items in prior year condensed consolidated financial statements have been reclassified to conform to the current period’s presentation.

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at September 30, 2021 and have not been adopted for these financial statements, including:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2023)
●	Amendment to IAS 37 Provisions, contingent liabilities and contingent assets, Onerous Contracts— Cost of Fulfilling a Contract (January 1, 2022)
●	Amendments to IAS 16 Property, Plant and Equipment, proceeds before intended use (January 1, 2022)
●	Annual Improvements 2018-2020 (January 1, 2022)
●	Amendment to IAS 1 Presentation of Financial Statements: Disclosure of Accounting Policies (January 1, 2023)
●	Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (January 1, 2023)
●	Amendments to IFRS 16 Leases: COVID-19-Related Rent Concessions beyond June 30, 2021 (April 1, 2021)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.

Note 3. Significant Accounting Judgements, Estimates, and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2020.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Significant accounting estimates that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to share-based compensation. See Note 5 below for additional information regarding stock-based compensation.

Significant judgment was made in respect of determining whether customization of leased premises forms part of the lease or is a leasehold improvement funded by the lessor. See the section “Leasehold improvements and Loan from lessor” in Note 1.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Note 4. Significant Events in the Reporting Period

Impact from COVID-19

The Company is closely monitoring the potential impact of COVID-19 on the 2021 financial results and cash flows and beyond. The Company’s top priority remains the health and safety of its staff and the patients in the studies. The Company maintains compliance with government and health authorities. Additionally, we have adapted the way in which we work to ensure we are doing our part in reducing transmission of COVID-19.

The Company has worked closely with laboratories and investigators to ensure safe continuation and working requirements of our ongoing research activities and human clinical trials. The Company has not experienced a materially negative impact from COVID-19. As of September 30, 2021, the impact of the COVID-19 pandemic continues to unfold. As events continue to evolve and additional information becomes available, our estimates may change materially in the future.

While business travel has been suspended, the Company has remained active and effective in the process of raising capital with institutional investors by conducting key meetings on a virtual basis.

Note 5. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior become exercisable upon an exit event, which triggers an immediate vesting, or at any time as determined by the board of directors in accordance with the terms of the plan. The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2020 expire on December 31, 2031. For the nine months ended September 30, 2021 and 2020, the number of warrants as a percentage of outstanding ordinary shares was 11.8% and 11.7%, respectively.

On January 4, 2021, the Company effected its Stock Split which also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. In accordance with the anti-dilution provisions of the warrant agreements, the number of warrants was increased by a ratio of 36 to 1 and the exercise price was decreased from DKK 2 to 1 DKK. Accordingly, information related to the Company’s warrants, have been retroactively adjusted to reflect the stock split and the bonus shares for all periods presented.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The following schedule specifies the granted warrants:

		Weighted Average
		Exercise
	Number of	Price/Share
	warrants	(DKK)
Warrants granted as at December 31, 2020	2,228,076	1
Warrants granted	63,802	1
Warrants forfeited	(7,874)	1
Warrants cancelled	(10,397)	1
Warrants granted as at September 30, 2021	2,273,607	1
Warrants exercisable as at September 30, 2021	—	—

		Weighted Average
		Exercise
	Number of	Price/Share
	warrants	(DKK)
Warrants granted as at December 31, 2019	1,932,156	1
Warrants granted	—	1
Warrants forfeited	(45,216)	1
Warrants cancelled	(22,032)	1
Warrants granted as at September 30, 2020	1,864,908	1
Warrants exercisable as at September 30, 2020	—	—

Employees will be entitled to receive a number of warrants based on the individual employee’s grade and performance for 2021. The warrants will be granted in December 2021 at the share price equal to the fair market value thereof on the date of grant and will vest monthly over 36 months beginning January 1, 2022.

For the three months ended September 30, 2021 and 2020, a service cost of $0.6 million and $1.6 million has been recognized in this period for warrants that were granted in previous periods and not fully vested as of the beginning of this period, and a proportion of the cost related to warrants expected to be granted in December 2021 and 2020, respectively.

For the nine months ended September 30, 2021 and 2020, a service cost of $1.3 million and $2.8 million has been recognized in this period for warrants that were granted in previous periods and not fully vested as of the beginning of this period, and a proportion of the cost related to warrants expected to be granted in December 2021 and 2020, respectively.

Subsequent to the Company’s initial public offering completed in February 2021 ("IPO"), determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Due to the fact that as of 2021, warrants will be granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and estimated volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The estimated volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6. Capital Structure and Financial Matters

Share Capital – Ordinary Shares

The following are changes in the Company’s share capital for the nine-month period ended September 30, 2021:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2020	16,198,668	16,198
Capital increase at February 9, 2021 for initial public offering	3,000,000	3,000
Share capital, September 30, 2021	19,198,668	19,198

Note 7. Loan from Lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at costs, which approximates fair value at the time of issuance.  As of September 30, 2021, the Company is still in discussions with DTU on the actual costs incurred. Consequently, no payments have been made to date and the Company continues to accrue interests on the outstanding balance.

As a result of the finance structure this amount is not included as Purchase of property, plant and equipment within the condensed consolidated interim statements of cash flows. The leasehold improvements recognized will be subject for adjustment when the actual costs incurred are made available from DTU.

The following table sets forth the finance liability (in thousands):

September 30,
2021
Loan from lessor	1,259
Total Loan from lessor	1,259
Less: Loan from lessor, current portion	(159)
Total Loan from lessor, net of current portion	1,100

Note 8. Events After the Reporting Period

Merck Collaboration

On October 25, 2021, the Company entered into a Clinical Trial Collaboration and Supply Agreement, or the Merck CTCSA, with MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc. to evaluate the combination of the Company's cancer immunotherapy EVX-01 with MSD's KEYTRUDA in a new phase 2b clinical trial. The Company anticipates initiating the trial during the second half of 2021. As part of the agreement, the Company expects Merck CTCSA to provide additional resources as the Company continues the clinical trial.

Follow-on Public Offering

On November 9, 2021, the Company completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. The Company received aggregate net proceeds of $24.9 million from the follow-on public

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.